Hi 👀

exciting news... Sunny is crowdfunding on WeFunder!

After our Q2 email update, we received a lot of interest in our fundraise from Angels and VCs alike, and we figure THIS would be the easiest and most efficient way to make it happen for everyone!

Next Tuesday, **August 1**, we will be privately launching our WeFunder page, giving our closest inner circle and their network the opportunity to invest in this raise before anyone else!!!



EXCLUSIVE
Friends Invest First
PUBLIC LAUNCH ON AUG 1 @ 9AM EST
4 DAY
0 HOUR
0 MIN
0 SEC



MARK YOUR CALENDAR ⬇️

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sunny

Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi 👀

JUST 24 HOURS UNTIL YOU CAN INVEST 🎉 💸



EXCLUSIVE

Friends Invest First ❓

PUBLIC LAUNCH ON AUG 1 @ 9AM EST

0	24	0	0
DAY	HOUR	MIN	SEC

CLICK HERE FOR A SNEAK PEEK OF OUR PAGE

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Hi 👀


SUNNY'S WEFUNDER
IS LIVE 🎉💸
CLICK HERE TO CHECK OUT OUR PAGE
HURRY... IT'S ONLY LIVE FOR 30 DAYS

WATCH OUR PITCH VIDEO

sunny

Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

INVEST IN SUNNY, THE VIRAL BRAND THAT...

📲IS THE SECOND LARGEST PERIOD CARE BRAND ON TIKTOK

📈HAS 300 MILLION+ VIDEO VIEWS ON SOCIAL MEDIA

👥 HAS 800K+ ENGAGED MONTHLY USER ON SOCIALS


"classic peaceful ren"
listen as someone who always struggled with cups but wants an eco friendly option this looks like a godsend
4-26 Reply
65.0K
View 44 replies


L0613Y
that's actually useful for people who had never used a tampon or menstrual cup before, I don't get it hsjdjs it's greaaat!
4-26 Reply
18.8K


ToErrS
only reason I never considered cups was difficulty of insertion. 🤔
Seeing this has made me reconsider.
4-26 Reply
23.1K
View 97 replies


Meghan | Personal Finance ▸ grace | pers...
It takes a bit of practice to get it in correctly but there's a brand called @Sunny that helps insertion made easy! Like a tampon!
6-6 Reply
2


8,409 comments
MAGGIE
@Sunny Period cup + applicator and @Our.cora are all I'm sticking to right now.
6-13 Reply
1


1,626 comments
Emily Peck
@sunnyperiod has a cup with an applicator, high recommend!
1-30 Reply

💸CLICK HERE TO INVEST💸

---

sunny

Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

INVEST IN THE PRODUCT THAT'S CHANGING PERIOD CARE FOREVER



slanted rim
for easier insertion

soft, flexible tip
for comfortable insertion

tampon-style applicator
to insert like a tampon

thin-walled section
to fold as thin as a tampon

grip rings
for easier removal



"The applicator is so cool and would be such an easy transition for tampon users or for anyone else that's a first time cup user!"
— Megan, 23

"I loved that inserting the cup was a lot quicker than when I wear my [other] cup. The material is softer and more gentle, the applicator helped immensely."
— Valeria, 28





"The applicator makes it much more accessible, user friendly, and less intimidating."
— Leah, 21



💸CLICK HERE TO INVEST💸



sunny



🎉 THANK YOU!!! 🎉

IN JUST 3 DAYS SUNNY HAS RAISED $85.8K ON WEFUNDER

We've already hit our first goal! Help us get to our next milestone of $120k. Check out our page or reach out to meet our founders! Don't forget to share with your network (Check out our LinkedIns to repost)

JOIN IN ON THE FUN AND GET EXCLUSIVE PERKS LIKE

- 🧷 EXCLUSIVE INVESTOR MERCH
- 🎉 INVITE TO OUR INVITE-ONLY LAUNCH PARTY
- ✈️ FREE TRIP TO BOSTON
- 🤩 AND MORE

CLICK HERE TO CHECK OUT OUR PAGE



sunny

Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

🩸 19,000 pre-orders sold
💰 $700k in pre-order revenue
💵 $1.5M in venture backing

IT'S NOT JUST ABOUT NUMBERS, SEE WHAT OUR INVESTORS HAVE TO SAY ⬇️



"We are investing in and betting on these two women being able to figure it out"

-Michael Basch, Atento Capital

"We invested in Sunny because they are truly revolutionizing the period product industry... We are proud to support Sunny and their innovative approach to this important issue"

-Kelli Jones, Sixty8 Capital





"While working with Cindy and Drew on their latest capital raise I have been so impressed with their dedication as startup founders. They are carving out a niche in the global period are market."

-Cy Megnin, Elevate Ventures

"Sunny represents the types of startups that we get most excited about: an incredibly gifted, passionate, diverse team with a unique and compelling solution that addresses a big need."

-Jake Lefker, Inicio Ventures



💸CLICK HERE TO INVEST💸





Drew Jarvis (She/Her) • 1st

CMO + Co-Founder at Sunny | Self Care Innovator | Entrepreneur

1w • Edited • 🌐

Want to be a part of our **#viral** high-growth startup, **Sunny**, that's revolutionizing period care with some of the best pre-market traction in the space? Our WeFunder Crowdfunding Campaign is LIVE!!! Only for the next 30 days, so invest while you can at our pre-seed terms!!! If you or someone in your network may be interested in investing, PLEASE SHARE! See some of that traction I mentioned below, but click on the campaign link to learn more 👀🎉

🚀 $700k in PRE-ORDER revenue as of April 2022

📱2nd largest period care brand on TikTok, 300M+ video views, engaged monthly social media users

💸 $1.5M+ venture backing by Atento Capital, Sixty8 Capital, and Debut Capital

🩸 Over 19,000 periods served via pre-orders, shipping September 2023

🔥Positioned to disrupt the $39Bn period care industry and 6.75% CAGR reusable period care segment

📈 On strategic path to surpass $12M in sales by 2025

🏆 Finalist for Fast Company's World Changing Ideas Award 2023

Cindy Belardo (she/her/ella) and I are happy to set up a call if you'd like to chat with us directly 💜

#wefunder #crowdfunding #angelinvestors #angelinvesting #preseed





Drew Jarvis (She/Her) [Author]   1w ••

CMO + Co-Founder at Sunny | Self Care Innovator | Entrepreneur

Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



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